August 28, 2024

Todd Meredith
President and Chief Executive Officer
Healthcare Realty Trust Incorporated
3310 West End Avenue
Suite 700
Nashville, TN 37203

       Re: Healthcare Realty Trust Incorporated
           Definitive Proxy Statement on Schedule 14A
           Filed April 9, 2024
           File No. 001-35568
Dear Todd Meredith:

      We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comment(s).

       Please respond to this letter by providing the requested information and/or confirming that you will revise your future proxy disclosures in accordance with the topics discussed below. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Definitive Proxy Statement on Schedule 14A
Pay Versus Performance, page 38

1. We note that the peer group identified in the pay versus performance table and related disclosure is not the same group of issuers you use to satisfy your disclosure obligation pursuant to Item 201(e)(1)(ii) of Regulation S-K, and it is not clear whether such peer group is the same group of issuers you use as a peer group for purposes of your disclosures under Item 402(b) of Regulation S-K. In that regard, in footnote 4 to your pay versus performance table, you indicate that your results are excluded from the total shareholder return of your selected peer group, the health care REITs in the FTSE
       NAREIT All Equity REITs Index; however, you are listed as part of the peer group used to measure relative total shareholder return performance as described in your
       Compensation Discussion and Analysis. Please advise. Refer to Item 402(v)(2)(iv) of
       Regulation S-K. Please also note that Item 402(v)(2)(iv) of Regulation S-K provides that
 August 28, 2024
Page 2

       if the peer group is not a published industry or line-of-business index, the identity of the issuers composing the group must be disclosed in a footnote.
2.     Refer to the column titled    Net income (GAAP)    in your pay versus
performance table. It
       appears that for 2022 and 2023 you have included net (loss) income attributable to common stockholders as reported in your audited financial statements in lieu of net income as required by Item 402(v)(2)(v) of Regulation S-K. Please include net income
       (loss), as reported in your audited GAAP financial statements, for all years covered by the table. Refer to Regulation S-K Compliance and Disclosure Interpretation 128D.08. Please
       note that you may voluntarily provide supplemental measures of net income or financial
       performance, so long as any additional disclosure is    clearly
identified as supplemental,
       not misleading, and not presented with greater prominence than the required disclosure.
       See Pay Versus Performance, Release No. 34-95607 (August 25, 2022) [87 FR 55134
       (September 8, 2022)] at Section II.F.3.
3. We note that you have included Normalized FFO per share, a non-GAAP measure, as your Company-Selected Measure pursuant to Item 402(v)(2)(vi) of Regulation S-K.
       While Company-Selected Measure disclosure is not subject to Regulation G or Item 10(e)
       of Regulation S-K, you must disclose how the measure is calculated from your audited financial statements. Please tell us and revise future disclosure to explain how this number is calculated from your audited financial statements. If this information appears in a different part of the definitive proxy statement, you may satisfy the disclosure requirement by a cross-reference thereto; however, incorporation by reference to a separate filing will not satisfy this disclosure requirement.
4. Please include your Company-Selected Measure in the Tabular List provided pursuant to
       Item 402(v)(6) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Christopher Dunham at 202-551-3783 or Laura Nicholson at 202-551-
3584 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Disclosure Review
Program